Frank F. Rahmani +1 650 843 5753 rahmaniff@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

July 3, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Christine Westbrook

Dorrie Yale

Paul Cline

Angela Connell

Re:	Urovant Sciences Ltd.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 4, 2018

CIK No. 0001740547

Ladies and Gentlemen:

On behalf of Urovant Sciences Ltd. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 29, 2018 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on June 4, 2018 (the “Draft Registration Statement”).

The Company is concurrently submitting Amendment No. 2 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Draft Registration statement marked to show all changes made to the Draft Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Draft Registration Statement.

Prospectus Summary

Company overview, page 1

1.	We note your disclosure that vibegron is a “potent and highly selective” beta-3 agonist with the potential for “broader efficacy claims with a favorable safety profile.” We note similar disclosure on page 3 that vibegron is “most potent” and has “demonstrated clinical benefit with a favorable safety profile.” Please remove all statements throughout your registration statement that present your conclusions regarding the safety or efficacy of your product candidate as these determinations are

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Page Two

within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. With respect to safety, we will not object to statements that your product candidate was well-tolerated. Please also limit the summary discussion of your results to a description of the endpoints and whether they were met. Discussions of statistical significance is more appropriate for the Business discussion, where you should also discuss how this concept relates to the FDA’s evidentiary standards of efficacy.

The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 3, 4, 25, 76, 88, 94, 95 and F-8 of the Amended Draft Registration Statement. As requested, the Company has removed all statements in the Amended Draft Registration Statement that present conclusions regarding the safety and efficacy of its product candidate. The Company has limited its summary discussion to the observation that its product candidate has been well tolerated in clinical trials and a description of whether endpoints in clinical trials were met. Further, the Company has revised its statements regarding the potency and selectivity of its product candidate to clarify that these attributes were observed in in vitro studies. In addition, as requested, the Company has removed its discussion of statistical significance from the summary discussion and respectfully directs the Staff to page 99 of the Amended Draft Registration Statement, which has been revised to include a discussion of how statistical significance relates to the FDA’s evidentiary standards of efficacy.

Our solution, page 3

2.	We note your disclosure that vibegron has the potential to become a “best-in-class” beta-3 agonist. This term suggests that your product candidate is effective, likely to be approved, and compares favorably to competitive products. It is premature and inappropriate for you to make such statements or implications. Accordingly, please delete all references throughout your registration statement to vibegron as having the potential to become a best-in-class therapy. If you wish to distinguish vibegron from other beta-3 agonists that are marketed or are being developed for your target indications, such disclosure should be accompanied by cautionary language that the statements are not intended to give any indication that your product candidate has been proven effective or that it will receive regulatory approval.

The Company respectfully advises the Staff that it believes if its product candidate is successful in meeting the efficacy endpoints in its pivotal Phase 3 clinical trial and is approved by the FDA, it may offer a differentiated profile as compared to current OAB therapies and become a best-in-class beta-3 agonist. The Company has revised the disclosure on pages 3, 25, 88 and 95 of the Amended Draft Registration Statement to include cautionary language and disclose the basis for its belief, including potentially broader efficacy claims if the FDA approves the inclusion of urgency data, rapid onset of action data and a single convenient once-daily dose in the label, and no observed CYP2D6 interactions or QTc signal to date.

Vibegron for the treatment of overactive bladder, page 3

3.	Please briefly explain what you mean by QTc prolongation.

The Company has revised the disclosure on pages 3 and 89 of the Amended Draft Registration Statement.

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Page Three

Risks associated with our business, page 6

4.	Please expand your disclosure in the tenth bullet point to disclose that you are dependent upon your license agreement with Merck for development and commercialization rights for your sole product candidate. Additionally, please expand your disclosure in the eleventh bullet point to disclose other products being developed for OAB, including another beta-3 agonist, as discussed on page 26. Please also add a bullet to discuss the adverse tax consequences that may affect your U.S. holders if you are characterized as a PFIC and that you may be classified as a PFIC in the current taxable year.

The Company has revised the disclosure on page 7 of the Amended Draft Registration Statement.

Implications of being an emerging growth company, page 7

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.

Risk factors

Changes in United States patent law . .. ., page 48

6.	We note your reference to the U.S. government’s rights under the Bayh-Dole Act. Please tell us whether you are aware of any such rights with respect to vibegron. To the extent you are aware of such rights, please revise your risk factor accordingly.

The Company respectfully acknowledges the Staff’s comment and confirms that it is not currently aware of any rights that the U.S. federal government has under the Bayh-Dole Act with respect to vibegron.

Use of Proceeds, page 67

7.	Please revise to clarify whether you expect the proceeds will be sufficient to fund each of the referenced trials through completion. If you do not, please indicate how far the proceeds of the offering, together with your existing cash, will allow you to proceed. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for vibegron. Refer to Instruction 3 to Item 504 of Regulation S-K.

The Company has revised the disclosure on page 68 of the Amended Draft Registration Statement. Further, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it will disclose the amounts intended for each program set forth in the Amended Draft Registration Statement under “Use of Proceeds” as well as how far the proceeds of the offering, together with existing cash, will allow the Company to advance its programs prior to the filing and circulation of the Company’s preliminary prospectus to prospective investors.

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July 3, 2018

Page Four

Business

Clinical data for vibegron in overactive bladder, page 97

8.	We note your disclosure on page 99 that in the Phase 2b trial for vibegron conducted by Merck, nine serious adverse events, or SAEs, were reported in eight patients, none of which were considered treatment related. Please expand your disclosure to identify the SAEs reported and the number of patients who experienced them. Please make similar revisions to the disclosure concerning the SAEs reported in the Phase 3 trial conducted by Kyorin discussed on page 101 and in the Phase 1 trial discussed on page 104. In addition, disclose in the prospectus summary that in the Kyorin trial, there was one serious adverse event of cerebral infarction that may be treatment-related.

The Company has revised the disclosure on pages 4, 102, 104, 105 and 108 of the Amended Draft Registration Statement.

9.	Please expand the legends to the graphics on pages 97 and 98 to define MMRM model and cLDA model.

The Company has revised the disclosure on pages 99 and 100 of the Amended Draft Registration Statement.

License agreement with Merck, page 105

10.	Please revise your disclosure to state the royalty range within a 10% range.

The Company has revised the disclosure on pages 77 and 109 of the Amended Draft Registration Statement.

Phase 1 clinical trials and preclinical studies of vibegron, page 105

11.	Please briefly explain what you mean that vibegron “is not an inhibitor of any major cytochrome P450 enzymes, including CYP2D6 and CYP3A4.”

The Company revised the disclosure on page 108 of the Amended Draft Registration Statement.

Collaboration agreement with Kyorin, page 106

12.	Please revise to clarify whether you and Kyorin have the right to use the other party’s clinical data for purposes of regulatory authority submissions.

The Company has revised the disclosure on page 110 of the Amended Draft Registration Statement.

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July 3, 2018

Page Five

Manufacturing, page 107

13.	We note your statements that you currently rely on a single supplier for a proprietary enzyme used in the production of vibegron. Please disclose the availability of a substitute for this enzyme. Refer to Item 101(h)(4)(v) of Regulation S-K.

The Company has revised the disclosure on page 111 of the Amended Draft Registration Statement.

Certain relationships and related party transactions, page 132

14.	Please expand your disclosure to describe any disclosable related party transaction since the beginning of your last fiscal year, including the approximate dollar value of the amount involved.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that all related party transactions since its inception in January 2016, including all transactions since the beginning of the Company’s last fiscal year, are disclosed. Further, the Company has revised the disclosure on pages 137, 138 and 139 of the Amended Draft Registration Statement to include, where determinable, the approximate dollar value of the amount involved under each such transaction.

Principal shareholders, page 136

15.	Please revise footnote 1 to identify each of the Roivant Sciences Ltd. board members.

The Company has revised footnote 1 on page 142 of the Amended Draft Registration Statement.

Notes to consolidated financial statements

Note 5—Related party transactions, page F-16

16.	We note your disclosure regarding your service agreements with Roivant Services, Inc. (RSI) and Roivant Services GmbH (RSG). Please revise to separately state amounts related to your related party transactions on the face of your financial statements. Refer to Item 4-08(k) of Regulation S-K.

The Company has revised the disclosure on page F-17 of the Amended Draft Registration Statement.

Signatures, page II-5

17.	Upon public filing, please ensure that your registration statement is also signed by your authorized representative in the United States. Refer to Instruction 1 of Signatures of Form S-1.

The Company has revised page II-5 of the Amended Draft Registration Statement to identify its authorized representative in the United States.

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July 3, 2018

Page Six

General

18.	Please provide us proofs of all graphics, visual, or photographic information that you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

The Company respectfully acknowledges the Staff’s comment and advises that no additional graphics, visual, or photographic information will be used in its printed prospectus other than those currently contained in the Amended Draft Registration Statement. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff in an amendment or on a supplemental basis.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5753 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ FRANK F. RAHMANI

Frank F. Rahmani

cc:	Keith A. Katkin, Urovant Sciences Ltd.

Bryan Smith, Urovant Sciences, Inc.

John T. McKenna, Cooley LLP

Alison A. Haggerty, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Justin McNamee, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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